Exhibit 2.2

Critical Homecare Solutions, Inc.

c/o Kohlberg & Company, LLC

110 Radio Circle

Mt. Kisco, NY 10549

Dated as of September 11, 2006

Eureka I, L.P.

770 Township Line Road, Suite 150

Yardley, PA 19067

Attention: Jonathan Zimbalist

Dear Jonathan:

Reference is hereby made to the Stock Purchase Agreement dated August 10, 2006 (the “Agreement”) by and among Specialty Pharma, Inc. (“SPI”), Professional Home Care Services, Inc. (“PHCS”), Eureka I, L.P. (“Eureka”), Critical Homecare Solutions, Inc. (“Buyer”) and the other parties thereto. Capitalized terms used in this letter agreement but not defined herein shall have the meanings ascribed to such terms under the Agreement. This letter agreement is being delivered to Eureka I, L.P. in its capacity as the Representative and as a Seller under the terms of the Agreement.

Buyer hereby acknowledges that the Sellers currently have the ability to terminate the Agreement pursuant to Section l0.l(iii) thereof as a result of the fact that the Closing did not occur on or before September 6, 2006. Each of Buyer, the Company and the Representative, on behalf of Sellers, affirms its continued interest in its acquisition of SPI pursuant to the terms and conditions of the Agreement, as such terms and conditions may be amended, modified or waived under the terms hereof. In consideration of the mutual premises and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

1. Obligation to Close. Buyer hereby agrees that it shall be obligated to close the transactions contemplated by the Agreement on or before September 21, 2006 if the conditions set forth in Section 8.1 of the Agreement that have not been waived or satisfied in accordance with Sections 2 through 5 below are satisfied. If Buyer fails to close the transactions contemplated by the Agreement by September 21, 2006 in breach of the preceding sentence, the Representative shall be entitled to terminate the Agreement, in which event Buyer shall be liable for damages resulting from such breach, including but not limited to attorneys’ fees and expenses incurred in enforcing the claim for such damages.

2. Waiver of Certain Closing Conditions.

(a) General Waivers. Buyer hereby waives compliance with and satisfaction of the provisions of Sections 8.1(k) (other than with respect to the Liens disclosed on Schedule 4.9 (excluding Permitted Liens), which shall be deemed satisfied by delivery of the payoff letters), 8.1(u) (solely with respect to any periods following the date hereof and with respect to matters known by Buyer on or prior to the date hereof), 8.1(1), 8.1(w) (provided that the transfer of such automobile leases shall be effected as soon as practicable after Closing with the Company having no liability with respect to such leases from and after the Effective Date) and 8.1(aa) as conditions to Buyer’s obligation to close the transactions contemplated by the Agreement.

(b) Estoppel. Buyer hereby waives the requirement of receipt of any landlord estoppel certificate, pursuant to Section 8.1(n) of the Agreement, other than with respect to the leases for property located in the towns of Vernon, Milford and Berlin, Connecticut. Buyer acknowledges that it has received landlord estoppel certificates in accordance with Section 8.1(n) of the Agreement with respect to such leases.

3. Acknowledgment Regarding Satisfaction of Certain Closing Conditions. Buyer hereby acknowledges that the conditions to Closing provided for in Sections 8.1(c), 8.1(j) and 8.1(y) of the Agreement have been satisfied and that no further action on the part of any Seller or Eureka, as Representative, shall be required in connection with such provisions. Buyer acknowledges that, if tail insurance coverage is obtained on terms previously provided by the Representative to Buyer, the condition to Closing provided for in Section 8.1(v) of the Agreement will be satisfied.

4. Acknowledgment Regarding Delivery of Closing Documents. Buyer acknowledges that it has received drafts of various documents that will be delivered to Buyer at Closing in satisfaction of the conditions to Closing provided for in Sections 8.1(d), 8.1(e), 8.1(f), 8.1 (g), 8.1 (h), 8.1(i), 8.1(n), 8.1(o), 8.1(p), 8.1(q), 8.1 (r), 8.1 (t), 8.1(x) and 8.1(z) (other than with respect to (i) the Freedom Medical, Inc. payoff letter (which is acceptable as to form if the phrase “and any remaining outstanding accounts receivable for billings prior to August 25, 2006” is deleted from the second sentence of such payoff letter) and (ii) the Invacare Credit Corporation and Diversified Capital Credit payoff letters (which are acceptable as to form subject to confirmation that the lease numbers referenced in such payoff letters correspond to the equipment lease from such party and the disclosure schedules to the Agreement), and subject to updating payoff information, as applicable, to the Closing Date) of the Agreement, and Buyer agrees that the form of each such document is acceptable to Buyer and that Buyer shall not request or demand any changes to the form of any such document. Buyer acknowledges that the Initial Draft Assumed Liabilities and Adjustments Closing Statement (the “Closing Statement”) in the form attached hereto is satisfactory, subject to the update of such information (with appropriate support for such information) based upon the Closing Date, and Buyer agrees that it shall not request or demand any further changes to such form; provided that Buyer shall be entitled to request updates of the amounts reflected therein for periods after the date hereof through the Closing Date. Buyer acknowledges that the Representative shall update Schedules A and B to the Agreement based upon the Closing Date. Buyer agrees that it will not assert, prior to Closing or as part of the post-Closing process set forth in Section 3.2 of the Agreement, (i) that the estimated amount of refunds in accounts receivable should be reclassified as Assumed Current Liabilities for purposes of the Closing Statement, except to the extent (for purposes of the post-Closing adjustments) of the amount of actual overpayments or credits that relate to pre-Effective Date periods that are actually refunded (but not offset) and that may not be rebilled to, and paid by, another payor after the Effective Date, in each case, for purposes of the adjustments being made pursuant to Section 3.2 of the Agreement, prior to the earlier of the delivery of the Second Draft Assumed Liabilities and Adjustments Closing Statement or 60 days following the Closing Date pursuant to Section 3.2(b)(ii), which will be subject to adjustment on the Assumed Liabilities and Adjustments Closing Statement; or (ii) that Assumed Current Liabilities included in the Closing Statement shall include estimated amounts with respect to subrental equipment that is lost or cannot be returned, except to the extent (for purposes of the post-Closing adjustments) that the Company has actually paid a vendor for such lost or unreturnable subrental equipment prior to the earlier of the delivery of the Second Draft Assumed Liabilities and Adjustments Closing Statement or 60 days following the Closing Date.

5. Acknowledgment Regarding Disclosure Schedules. Buyer acknowledges that it has received the Updated Disclosure Schedules, dated September 11, 2006, with respect to matters that have arisen after the date of the Agreement, including but not limited to disclosure with respect to additional tax returns and the existence of a Rental Agreement dated February 25, 2002 with Tolland Storage Center, LLC, which agreement was terminated following the date of the Agreement. Buyer hereby agrees that no matter reflected on the Updated Disclosure Schedules could reasonably be expected to have a Material Adverse Effect. Buyer hereby waives any requirement that: (i) the representations and warranties of the Company and Sellers be true as of any date subsequent to the date hereof; and (ii) the Disclosure Schedules be updated to any date subsequent to the date hereof. Further, Buyer waives any right or claim pursuant to the terms of the Agreement, including but not limited to rights or claims pursuant to Article IX and Section 10.1 of the Agreement, with respect to any and all matters disclosed in Updated Disclosure Schedules as of the date hereof and with respect to any matters that may affect the accuracy of the representations and warranties of the Company and Sellers that occur on or after the date hereof.

6. Due Diligence. Buyer acknowledges that, as of the date hereof, its due diligence regarding the business, operations and financial condition of SPI and PHCS has been completed to Buyer’s satisfaction, except for information pursuant to requests specifically initiated by Buyer’s lender. Sellers agree, and shall cause SPI and PHCS, to reasonably cooperate with Buyer in a timely manner with respect to any information requested by Buyer’s lenders.

7. Access to the Company. The Company and the Representative agree to afford Buyer reasonable access to the officers and employees of the Company following the date hereof to monitor the operations and financial condition of the Company. Buyer agrees to provide the Representative with contemporaneous notice of any written requests and prior notice of any oral requests made by Buyer to the Company’s officers and employees.

8. Amendment of Section 10.1(iii) of the Agreement. Eureka, pursuant to its authority as Representative under Section 10.12 of the Agreement, the Company and Buyer agree that Section l0.l(iii) of the Agreement shall be, and it hereby is, amended and restated to read as follows: “(iii) by Representative for any reason if the Closing shall not have occurred on or before September 21, 2006;”.

9. Payment of Option and Bonuses. Seller has requested that Buyer pay certain retention bonuses and option payments through the Company’s payroll, on a post-Closing basis, to certain employees of the Company, which amounts (including any Company payroll taxes associated with such payments) shall be deducted from the gross Purchase Price otherwise payable to Sellers on the Closing Date.

10. Representative Acknowledgment. Buyer shall receive a signed acknowledgement as of the Closing Date from the Representative that it has been paid all amounts owing to the Representative with no further obligations of any nature owing from the Company to the Representative or its affiliates after such date.

11. Miscellaneous.

(a) Governing Law. This letter agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof) and any applicable laws of the United States of America.

(b) Counterparts. This letter agreement may be executed in counterparts (delivery of which may occur via facsimile), each of which shall be binding as of the date first written above, and, when delivered, all of which shall constitute one and the same instrument. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a Party’s execution hereof, without necessity of further proof. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

[Signature page follows]

Sincerely,

Critical Homecare Solutions, Inc.

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Vice President

Agreed and Accepted:

Specialty Pharma, Inc.

By:	/s/ Jonathan Zimbalist
Name:	Jonathan Zimbalist
Title:	President

Professional Home Care Services, Inc.

By:	/s/ Jonathan Zimbalist
Name:	Jonathan Zimbalist
Title:	President

Eureka I, L.P., as Representative and as a Seller

By:	Eureka Management, LP, its sole general partner
By:	Eureka Growth Capital Management, L.P., authorized representative
By:	Eureka Growth Capital Management, LLC, general partner of the authorized representative

By:	/s/ Jonathan Zimbalist
Jonathan Zimbalist,
Executive Vice President

The undersigned hereby guarantees the payment and performance of all obligations to be paid and performed by Buyer under this letter agreement and under the Agreement, as amended by this letter agreement, on or prior to the Closing Date:

Kohlberg Management V, LLC

By:	/s/ Gordon Woodward
Name:	Gordon Woodward
Title:	Authorized Manager